Exhibit 99.5

CHAP MERCANTILE INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2003

Ellis, Govenlock LLP

CHARTERED ACCOUNTANTS

#2, 9363 - 50 Street

Edmonton, Alberta

T6B 2L5

Telephone (780) 451-2713

Fax (780) 454-0588

AUDITORS' REPORT

To the Shareholders of

CHAP MERCANTILE INC.

We have audited the consolidated balance sheet of CHAP MERCANTILE INC. as at August 31, 2003 and 2002 and the consolidated statements of income, deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

 We have conducted the audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta	Ellis, Govenlock LLP
November 27, 2003	Chartered Accountants

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF INCOME

 FOR THE YEAR ENDED AUGUST 31, 2003

             2003

2002

Sales

$

1,004,508

$

876,972

Materials and supplies

339,388

303,555

Gross margin

665,120

573,417

Other income

5,523

3,138

670,643

576,555

Expenses

Wages and employee benefits

380,298

374,579

Administration and general

190,821

169,353

Amortization

20,621

25,283

Interest on long-term debt

2,625

-

594,365

569,215

Income from operations

76,278

7,340

Loss on investment (note 4)

-

(200,000)

Income (loss) before income taxes

76,278

(192,660)

Recovery of future income taxes

-

(4,000)

Net income (loss) for the year

$

76,278

$

(188,660)

Basic and fully diluted earnings (loss) per share

Reported net earnings (loss)

$

0.0089

$

(0.0219)

Goodwill amortization

-

0.0017

Adjusted net earnings (loss)

$

0.0089

(0.0202)

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF DEFICIT

AUGUST 31, 2003

2003

    2002

Deficit, beginning of the year

As previously reported

$

(234,246)

$

(45,586)

Change in accounting policy (note 3)

(199,604)

-

As restated

(433,850)

(45,586)

Net income (loss)

76,278

(188,660)

Deficit, end of the year

$

(357,572)

$

(234,246)

CHAP MERCANTILE INC.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2003

ASSETS

2003

2002

Current Assets

Cash

$

114,862

$

115,528

Accounts receivable

187,463

158,738

Inventory

270,733

219,348

Prepaid expenses

7,071

    6,709

Current portion of settlement receivable

7,900

    8,400

Total current assets

588,029

508,723

Capital Assets (note 2)

119,680

54,763

Goodwill (note 3)

-

199,604

Settlement Receivable (note 4)

-

7,900

$

707,709

$

770,990

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accounts payable

$

69,238

$

60,236

Current portion of obligations under capital leases

12,475

-

Total current liabilities

81,713

60,236

Obligations Under Capital Leases (note 5)

38,568

-

Total liabilities

120,281

60,236

Shareholders' Equity

Share capital (note 6)

945,000

945,000

Deficit

(357,572)

(234,246)

587,428

710,754

Approved by the Board

$

707,709

$

770,990

____________________  Director

Signed by Henri Cynamon

____________________  Director

Signed by Peter Kruczko

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003

2003

2002

Cash provided by (used in) operating activities

Net income (loss)

$

76,278

$

(188,660)

Items not affecting cash

Amortization

20,621

25,283

Loss on investment

-

200,000

Future income taxes

-

(4,000)

96,899

32,623

Net change in non-cash working capital (note 7)

(71,470)

(48,229)

25,429

(15,606)

Investing activities

Purchase of capital assets

(35,495)

-

Proceeds on sale of capital assets

1,000

-

Settlement receivable

8,400

3,700

(26,095)

3,700

Decrease in cash

(666)

(11,906)

Cash, beginning of the year

115,528

127,434

Cash, end of the year

$

114,862

$

115,528

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

1.    Accounting Policies

(a)   Principles Of Consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Dial Locksmith Ltd.

(b)   Inventory

Inventory is recorded at the lower of cost and net realizable value.

(c)   Capital Assets

Capital assets are recorded at cost less accumulated amortization.  Amortization is provided using the declining balance method at the following annual rates:

Automotive equipment

30% declining balance

Shop equipment

10% declining balance

Office equipment

20% declining balance

Leasehold improvements

1/5 straight line

Computer equipment

30% declining balance

(d)   Goodwill

In accordance with the provisions of CICA Handbook Section 3062, which became effective for the company as of September 1, 2002, goodwill resulting from business combinations that consummated on or before June 30, 2001 will no longer be amortized.  Any impairment in the carrying amount of goodwill will be expensed.

(e)   Income Taxes

The future income tax asset and liability method of accounting for income taxes is used, and future income tax assets and future income tax liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent it is more likely than not such losses will be ultimately realized. These standards also require that future income tax assets and liabilities be measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(f)   Use Of Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

1.    Accounting Policies - continued

(g)   Statement Of Cash Flows

The statement of cash flows has been prepared using the indirect method.

2.    Capital Assets

		2003	2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automotive equipment	$177,293	$104,966	$72,327	$9,471
Shop equipment	83,525	44,376	39,149	36,143
Office equipment	20,006	15,527	4,479	3,907
Leasehold improvements	9,919	7,229	2,690	3,764
Computer equipment	5,689	4,654	1,035	1,478

	$296,432	$176,752	$119,680	$54,763

Included in capital assets are $69,496 of assets acquired under capital leases.  The accumulated amortization on these assets is $10,424.

3.    Goodwill

Goodwill arose on July 1, 1993, the date of amalgamation of the predecessor operating company, Dial Locksmith Ltd., with its parent company 564545 Alberta Ltd.

Effective September 1, 2002, the company retroactively adopted the new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.  In previous periods, the company amortized goodwill over the useful life, which was estimated to be 10 years.

The unamortized goodwill was charged to opening retained earnings with a corresponding reduction in goodwill on the consolidated balance sheet.

For 2003, there was no amortization of goodwill.  Amortization of goodwill for the year ended August 31, 2002 was $15,027.

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

4.    Investments

The company held a 31.25% interest in ZeroHype Technologies Inc., at a cost of $220,000.  In accordance with a settlement agreement reached July 15, 2002, Dial Locksmith Ltd. was entitled to $20,000.  Payments of $8,400 were received during the year.  The balance is due in monthly payments of $700 to July 1, 2004.

2003

       2002

Settlement receivable

$

7,900

$16,300

Less current portion

(7,900)

(8,400)

$

-

$7,900

5.

Obligations Under Capital Leases

2003

      2002

Agreement bearing interest at 8.0% per annum, requiring

    blended monthly payments of $461 until August 2007.

$

18,543

 $-

Agreement bearing interest at 9.75% per annum, requiring

    blended monthly payments of $462 until October 2005.

16,250

-

Agreement bearing interest at 9.75% per annum, requiring

    blended monthly payments of $462 until October 2005.

16,250

-

51,043

-

Less principal amount due within one year

12,475

-

$

38,568

$-

Minimum payments of obligations under capital leases are as follows:

	Principal	Interest	Total

2004	$12,475	$4,137	$16,612
2005	13,668	2,945	16,613
2006	20,023	953	20,976
2007	4,877	197	5,074

	$51,043	$8,232	$59,275

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

6.    Share Capital

Authorized

Unlimited common voting shares

Unlimited common non-voting shares

Unlimited preferred redeemable, non-voting shares

2003

2002

Issued

 8,600,000 common voting shares

$

945,000

$945,000

7.    Net Change In Non-Cash Working Capital

Sources (uses) of cash resulting from the net change in non-cash working capital are set out below:

	2003	2002
Decrease (increase) in:
Accounts receivable	(28,725)	$(29,913)
Inventory	(51,385)	(28,852)
Prepaid expenses	(362)	(1,432)
Income taxes recoverable	-	17,730
Increase (decrease) in:
Accounts payable	9,002	(5,762)
	$(71,470)	$(48,229)

8.   Income Taxes

Provision For Income Taxes

The statutory income tax rate for the company's 2003 operations is 37.6%.   The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes because of the following:

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

8.   Income Taxes (continued)

	2003	2002
Income tax expense (recovery) on loss before
income taxes at statutory rates	$29,700	$(82,000)

Income tax losses carried forward not
recognized for accounting purposes	(27,800)	73,400

Permanent, amortization and other differences	(1,900)	4,600

Provision for income taxes reported on
statement of income	$-	$(4,000)

9.    Income Tax Losses Carried Forward

The company has accumulated non-capital losses for income tax purposes in the amount of $109,141.  These losses can be applied against taxable income of future years.  Should taxable income not arise in sufficient amounts to utilize these losses, they will expire as follows:

Period Incurred

Expiry

August 31, 2001

$

637

2008

August 31, 2002

83,494

2009

August 31, 2003

25,010

2010

10.   Lease Commitments

The company has a commitment under the terms of a ten year lease for its business premises which expires September, 2010.  The company's total estimated obligations for the next five years and thereafter are as follows:

2004

$

25,200

2005

27,400

2005

27,600

2007

30,130

2008

30,360

2009 and thereafter

66,130

$

206,820

Ellis, Govenlock LLP

CHAP MERCANTILE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2003

11.  Interest And Income Taxes Paid

During the year, the company had cash flows arising from interest paid as follows:

2003

2002

Interest paid

$

9,772

$8,306

12.  Financial Instruments

The company's financial instruments consist of cash, accounts receivable, settlement receivable,  accounts payable and obligations under capital leases.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Credit Risk

The company's financial instruments that are exposed to credit risk consist primarily of accounts receivable.  Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across industries.

Fair Value

The carrying value of the company's financial instruments approximates their fair value.  Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Ellis, Govenlock LLP